Exhibit 99.14

This Exhibit contains excerpts from minutes of a meeting of the board of directors of the New York Stock Exchange, Inc. The disclosure of these excerpts shall not constitute a waiver of any attorney-client privilege.

NEW YORK STOCK EXCHANGE, INC.

BOARD OF DIRECTORS – MINUTES

April 19, 2005

The Board met today at 4:30 p.m. to receive reports on and undertake consideration of a proposed merger between the Exchange and Archipelago Holdings, Inc., Marshall N. Carter, presiding. Present in person were Directors Allison, Brown, Thain, Shapiro and von der Heyden. Present via conference call were Directors McDonald, Rivlin and Weatherstone. (9) Present from the Exchange were Richard G. Ketchum, Chief Regulatory Officer, via conference call, and Richard P. Bernard, Executive Vice President and General Counsel, in person. Also present in person were David C. Karp and Michael S. Katzke, partners of Wachtell, Lipton, Rosen & Katz, as counsel to the Exchange, and Walter Dellinger and Spencer D. Klein, partners of O’Melveny & Myers LLP, as counsel to the Board.

Mr. Karp reviewed with the Board a summary of a proposed merger agreement to effect the proposed merger. He reviewed the structure of the proposed merger and the consideration to be received by NYSE members and Archipelago shareholders. Mr. Karp described the terms of the restrictions on transfer on the shares to be received by NYSE members in the transactions and discussed post-merger governance issues. He also reviewed conditions to the closing and circumstances under which the merger agreement might be terminated.

The Board discussed the merger agreement with and provided guidance to Messrs. Karp and Bernard.

Messrs. Bernard, Karp and Katzke retired.

Messrs. Bernard, Karp and Katzke re-entered; Ms. Yeager entered.

Mr. McDonald retired from the call during the following discussion. (8)

Mr. Thain addressed the Board regarding questions that had been raised by a Director earlier that day. The Board discussed the questions raised and held a lengthy discussion regarding strategic aspects and advantages of the proposed merger and the benefits that the proposed merger would provide NYSE members.

Mr. Thain discussed the challenges of implementing the proposed merger, in particular, changes to both the corporate and management structures of the Exchange. The Board discussed the challenges of integrating the two entities and the manner in which Mr. Thain might manage those challenges. Mr. Thain discussed the integration of the two entities at the senior management level, but noted his intention to keep the Archipelago trading business separate and to develop its listings business as a second-tier brand. In addition, he noted that new trading products would be developed for the Archipelago platform.

The Board questioned Mr. Thain regarding the proposed merger’s implementation timetable and staff support. Chairman Carter suggested that Mr. Thain present an implementation plan for review by the Board in the near future.

April 19, 2005

The Board explored various issues that might arise in the proposed merger and discussed various ways in which the risks or potential problems might be mitigated or managed. The Board also suggested a transition team comprised of staff from each company. Mr. Thain stated that it was his intention to establish such a group at such time as the proposed merger might be approved and announced. The Directors discussed their experiences regarding corporate entities that had merged and ways in which the cultural differences could be managed.

The Board continued to examine the proposed legal structure of the merged entity and its relationship to NYSE Regulation with respect to the governance of NYSE Group and NYSE Regulation. A lengthy discussion ensued during which the non-management Directors and Messrs. Thain and Ketchum examined potential conflicts between the two entities and the management of those conflicts.

Mr. McDonald entered the meeting in person. (9)

Mr. Ketchum retired from the call. The Board retired. (6:40 p.m.)

The Board reconvened. (9) (6:50 p.m.)

Dale Bernstein, Senior Vice President, Human Resources and Corporate Services, entered and met with the Board.

Ms. Bernstein addressed the Board regarding the possible allocation of stock to NYSE employees if the proposed merger were approved. Ms. Bernstein discussed potential plans and amounts of stock that might be awarded to NYSE employees.

Chairman Carter noted that no decision as to the amount of stock allocated to employees had been made. In response to a query from the Board, Mr. Karp stated

[Attorney Client Privilege]

Mr. Thain recommended that the amount of the employee stock allocation be considered in a future meeting, but expressed his belief that an amount up to five percent of the seventy percent portion of the combined company allocated to the NYSE would be moderate. He reiterated the advantage of aligning the interests of the members and the NYSE employees.

Ms. Bernstein and Mr. Katzke retired.

Amy S. Butte, Executive Vice President and Chief Financial Officer, Catherine R. Kinney and Robert G. Britz, Presidents and Co-Chief Operating Officer, from the Exchange, and Bruce Wasserstein, Chairman and Chief Executive Officer, Gary W. Parr, Deputy Chairman, J. David Schuster, Managing Director, and George D.C. Potter, Vice President, all of Lazard Fréres & Co. LLC, entered and met with the Board.

April 19, 2005

The Lazard team distributed a financial analysis presentation that had been updated since the previous day. Prior to discussing the financial analysis, Mr. Wasserstein reiterated that, given current information, Lazard was prepared to deliver an opinion that the consideration to be received by Members in the proposed merger was fair to the Members from a financial point of view. The Board discussed the valuation analysis with Lazard.

Messrs. Wasserstein, Schuster & Potter retired.

Mr. Britz compared the technology of Archipelago and the Exchange in detail.

Ms. Butte reviewed certain financial considerations with the Board.

Mr. Bernard, referring to a staff memorandum, dated April 19, 2005, that was before the Board, explained the current proposal that NYSE Regulation would be attenuated from the NYSE Group, but that NYSE Regulation would maintain oversight of the NYSE Marketplace. He addressed conflicts and the ways in which they could be managed.

Mr. Thain distributed, for the Board’s review and comment, a draft schedule relating to the announcement of the proposed merger if it were approved and a draft press release and statement.

Ms. Yeager retired; Messrs. Bernard, Karp and Thain retired.

The Board met in Executive Session to discuss matters pertaining to its process and the appropriate due diligence with Messrs. Dellinger and Klein. The Board also further discussed the potential merger and the distribution of stock to NYSE employees.

Messrs. Bernard & Karp re-entered and met with the Board to further discuss terms of the merger agreement.

Messrs. Bernard & Karp retired.

On motion,

adjourned. (9:38 p.m.)

/S/ MARY YEAGER
Mary Yeager
Acting Corporate Secretary